VIA EDGAR

December 23, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited
Draft Registration Statement on Form F-1 Submitted October 1, 2019 CIK 0001789299

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 25, 2019, regarding the Draft Registration Statement on Form F-1 submitted to the Commission on October 1, 2019 (the “Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form F-1 submitted October 1, 2019

We rely on certain outsourcing manufacturers to produce a majority of our products..., page 12

1.	We note the reference to your contracts with manufacturers generating the risk disclosed on page 12. Please disclose the expiration date of the contracts. Also provide us your analysis supporting your conclusions regarding whether Item 601(b)(10) of Regulation SK requires that you include the contracts as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain that these contracts do not have expiration dates and they can be canceled by the Company at any time.

Additionally, the Company acknowledges the Staff’s comment and respectfully submits that upon due consideration, and based on the factors described below in this response, the Company concluded that these contracts with manufacturers are not material and therefore not required to be described or filed as exhibits because they were entered into in the ordinary course of business for the Company and they do not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K requires that every contract “not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” is required to be filed as an exhibit. Item 601(b)(10)(ii) of Regulation S-K goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” specified categories contained in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K, “in which case it shall be filed except where immaterial in amount or significance.” Therefore, if a contract is in the ordinary course of business and does not fall into the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), then it is not required to be filed as an exhibit under Item 601(b)(10).

Ms. Heather Clark

December 23, 2019

The Company is engaged in the design, development, production, sales and brand operation of mobile phones accessories and related consumer electronics. These manufacturing agreements fall directly into the Company’s ordinary course of business as they relate to the manufacture and assembly of products and components related to some of the Company’s key offerings. In considering whether to file these contracts as exhibits, the Company determined that because the Company’s business is to manufacture and sell mobile phones accessories and related consumer electronics, agreements like these to outsource manufacturing fall into the ordinary course of business for the Company.

Further, the Company has determined that these agreements not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Item 601(b)(10)(ii)(A) of Regulation S-K pertains to agreements to which “directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.” These agreements do not fall into this category, as none of the parties listed above are parties to the agreements.

Item 601(b)(10)(ii)(B) of Regulation S-K pertains to any “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of the registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.” These agreements do not fall into this category, as the Company’s business is not substantially dependent on any one manufacturing agreement. Because the Company is party to several such agreements for the outsourcing of its manufacturing, it is not substantially dependent on any one of them. All these agreements are highly replaceable framework arrangements where production is based on future orders the Company places with the manufacturers on an as needed basis. Additionally, because no material intellectual property has been developed that is subject to these agreements, the Company’s business does not depend on such agreements to a material extent. The Company believes that it can easily find an alternative manufacturer on the market.

Item 601(b)(10)(ii)(C) of Regulation S-K pertains to any “contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis.” These agreements do not fall into this category, as they do not call for the acquisition or sale of any property, plant or equipment.

Ms. Heather Clark

December 23, 2019

Item 601(b)(10)(ii)(D) of Regulation S-K pertains to any “material lease under which a part of the property described in the registration statement or report is held by the registrant.” These agreements do not fall into this category, as they do not involve any material lease.

For the foregoing reasons, the Company does not believe that its business is substantially dependent on its agreements with its third-party manufacturers and is therefore not required to file any of the agreements with such manufacturers as exhibits to the Registration Statement under Item 601 of Regulation S-K.

Contractual Obligations, page 66

2.	Please revise your table of contractual obligations to include all long-term liabilities, including your outstanding debt. Refer to Item 4(a) of Form F-1 and Form 20-F, Part 1, Item 5.F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Draft Registration Statement.

History and Corporate Structure, page 71

3.	Please clarify why you structured your operations to include contractual arrangements with the VIE rather than ownership of the entity.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company structured its operations to include contractual arrangements with the VIE rather than ownership of the entity to afford greater flexibility in carrying out its business and implementing its business strategies in compliance with PRC laws and regulations in the future as its business continues to expand.

As a Cayman Island company, the Company’s holding entity is classified as a foreign enterprise under PRC laws and regulations, and the Company’s PRC subsidiary, Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) is considered as a foreign invested enterprise. The Company and UTime WFOE are subject to certain legal limitations of foreign ownership of domestic companies. According to the PRC Catalogue for the Guidance of Foreign Investment Industry (the “Catalogue”), industries are classified into three categories with regard to foreign investment: (i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.” The “restricted” and “prohibited” categories are included in a “negative list,” which was first introduced into the Catalogue in 2017 and specified the restrictive measures for the entry of foreign investment. The industries which are not listed in the Catalogue shall be deemed as permitted category. Although currently the Company’s primary businesses are not within the Catalogue in which foreign investment is restricted or prohibited, it is uncertain whether, in the future, the Company’s current operations or any future business will be deemed to be restricted or prohibited in the “negative list,” which may be amended from time to time by the PRC government. For instance, the Company may consider to expand its e-commerce-related businesses in the future, some of which may be classified as value-added telecommunication services, and may be subject to strict business licensing requirements, including certain restrictions or prohibitions on foreign ownership.

Ms. Heather Clark

December 23, 2019

Management, page 109

4.	Please provide compensation disclosure as required by Form 20-F, Part 1, Item 6.B.

Response: In response to the Staff’s comment, the Company has provide compensation disclosure as required by Form 20-F, Part 1, Item 6.B. on page 113 of the Draft Registration Statement.

Financial Statements

Consolidated Statements of Cash Flows

Non-cash financing activities, page F-7

5.	Please revise the notes to your financial statements to describe the transaction in which you acquired a non-controlling interest paid by Mr. Bao. Your revised disclose should include the entity in which you acquired the interest, the percentage interest acquired, how you account for the investment, and how the payment by Mr. Bao is reflected in your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Revised Draft Registration Statement.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents, page F-14

6.	Please revise to further define short-term, highly-liquid investments that are classified as cash equivalents (that is, investments with original maturities of three months or less at the date of purchase).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Draft Registration Statement.

Note 4 – Prepaid Expenses and Other Current Assets, Net, page F-24

7.	Please explain in greater detail the nature of allowance for doubtful accounts in the amount of RMB(8,232) and RMB(8,131) as of March 31, 2018 and 2019 included in prepaid expenses and other current assets, net. We note that such amounts differ from your allowance for doubtful accounts related to your accounts receivable as described in Note 3. As part of your response, please describe for us the circumstances under which the provision was required and your method for estimating the accrual for the loss. In this regard, we note that your allowance significantly increased during 2018 based on the roll forward of activity of the allowance on page F-24.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 66 of the Draft Registration Statement.

Note 11 - Other Expenses (Income), net, page F-27

8.	Please explain why you believe that it is appropriate to include the provision of doubtful accounts, net within other expenses (income), net on your statements of operations.

Response: The Company respectfully advises the Staff that it considers the Company historically has provision of doubtful accounts, net which are less than 2 percent of the sum of the operating expenses, except for provision for doubtful accounts in fiscal year 2018 as disclosed in pages 65 and 66 of the Draft Registration Statement. Thus, it is not necessary to present the provision for doubtful accounts separately on the face of the statements of operations.

Ms. Heather Clark

December 23, 2019

Furthermore, the Company assesses the potential losses and establish the provision for doubtful accounts when we determine that the collection of an outstanding balance is not probable based upon estimates, history experience and other factors surrounding the specific debtors. However, actual losses on the balances could differ from those that we anticipate and as a result we might need to adjust our allowance for which we may be able to collect some of the balances that were previously reserved and we may recover doubtful accounts charges. To avoid the distortion of presentation of recurring expenses, we did not include the provision for doubtful accounts, net within general and administrative expenses. Therefore, the Company believes it is appropriate to group the provision within the other expenses (income), net for which it is presented within operating expenses on the statement of operations and disclosed the amount in the footnotes.

Undertakings, page II-2

9.	Include the undertakings required by Item 512(a)(4) and subparagraphs (ii), (iii), and (iv) of Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Draft Registration Statement to include the undertakings required by Item 512(a)(4) and subparagraphs (ii), (iii), and (iv) of Item 512(a)(6) of Regulation S-K.

We thank the Staff for its review of the foregoing and the Draft Registration Statement on Form F-1. If you have further comments, please feel free to contact the undersigned at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao

cc: Barry I. Grossman, Esq.